UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
AMENDMENT NO. 1
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company)

COLE CREDIT PROPERTY TRUST, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

193269 107
(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or incorporated herein by reference, this “Schedule 14D-9”) relates is Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”). The address of the principal executive offices of the Company is 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016 and its telephone number is (602) 778-8700.

(b) Securities

The title and class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on March 28, 2014, there were 10,090,951 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Desert Acquisition, Inc., a Delaware corporation (“Purchaser”), and direct, wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to purchase all of the issued and outstanding Shares (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary) at a purchase price of $7.25 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”). The Offer is described in, and the Offer to Purchase and Letter of Transmittal are included in, a Tender Offer Statement (as amended or supplemented from time to time, and together with the exhibits thereto, “Schedule TO”), filed by Purchaser and ARCP with the SEC on March 31, 2014. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 17, 2014 (as amended or modified from time to time, the “Merger Agreement”), by and among ARCP, Purchaser and the Company, which provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Company will merge with and into Purchaser, with Purchaser surviving as a direct, wholly-owned subsidiary of ARCP (the “Merger”). At the effective time of the Merger (the “Effective Time ”), each Share issued and outstanding immediately prior to such Effective Time (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary, which will automatically be canceled and retired and will cease to exist) will be converted into the right to receive an amount in cash equal to the Offer Price ($7.25), without interest and less any applicable withholding taxes.

Unless the Offer is extended, it will expire at 12:00 midnight, New York City time, on April 25, 2014 (the end of the day on April 25, 2014).

The board of directors of the Company (the “Board of Directors” or the “Board”) has authorized distributions only through the earlier of (i) the closing of the Offer and (ii) April 30, 2014.

The Board of Directors unanimously (1) authorized the execution and delivery of the Merger Agreement, and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement; (2) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (3) resolved to recommend that the CCPT stockholders accept the Offer, tender their Shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, the obligation of ARCP and Purchaser to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer (and not validly withdrawn prior to the expiration of the Offer) a number of the Shares that, together with any other Shares beneficially owned by ARCP or Purchaser, represents at least a majority of the Shares outstanding immediately prior to the expiration of the Offer. The consummation of the Offer is also subject to the Board granting (and not revoking) an effective exemption to ARCP and Purchaser from the restrictions on transfer and ownership of the Shares contained in Article VII of the Company’s Articles of Incorporation (the “Charter”) and the receipt of certain third party consents, as well as the satisfaction of other customary conditions, including the absence of any material adverse effect (in accordance with the terms of the Merger Agreement). The consummation of the Offer is not subject to any financing condition. The date on which Purchaser first accepts and pays for Shares in the Offer is referred to as the “Acceptance Date.”

The Company granted to Purchaser under the Merger Agreement an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the Effective Time, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Option Shares”) from the Company that, when added to the number of Shares owned by ARCP and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares (the “Short-Form Threshold”). If ARCP and Purchaser acquire, together with the Shares held by ARCP, Purchaser and any other subsidiary of ARCP, at least one share more than 90% of the outstanding Shares, subject to the satisfaction or waiver of certain conditions, ARCP and Purchaser will complete the Merger through the “short form” procedures available under Section 3-106 of the Maryland General Corporation Law (the “MGCL”). The Merger Agreement provides that the Top-Up Option will not be exercisable unless, immediately after such exercise and the issuance of the Top-Up Option Shares, the Short-Form Threshold would be reached (after giving effect to the issuance of the Top-Up Option Shares).

The Merger Agreement contains representations and warranties and covenants by the parties which are qualified by a confidential disclosure letter and may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the parties at the time they were made or otherwise and should only be read in conjunction with the other information that CCPT makes publicly available in reports, statements and other documents filed with the SEC. The representations and warranties within the Merger Agreement were made solely for the benefit of the parties, and may have assumed knowledge by the parties of facts that are not included in the representations and warranties or may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist. Similarly, the covenants made by the parties in the Merger Agreement are solely for the benefit of the other parties to it, and the parties have the right to waive some or most of the covenants in the Merger Agreement. Therefore, no holder of Shares should rely on the fact that the parties to the Merger Agreement will be required to fulfill all the covenants they have made.

The Company may terminate the Merger Agreement under certain circumstances, including to accept, and enter into a definitive agreement with respect to a bona fide written proposal or offer by a third party to acquire 50% or more of the shares of Company common stock, assets, securities or ownership interests of CCPT on terms that the Board determines in good faith, after consultation with the Company’s legal and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal or offer, to be more favorable to the Company and the Company’s stockholders than the transactions contemplated by the Merger Agreement, fully financed and reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed (a “Superior Proposal”). Such termination is subject to the conditions that the Company has otherwise complied with certain terms of the Merger Agreement, including notice by the

Company to ARCP of the Company’s intention to terminate the Merger Agreement and accept the Superior Proposal, the opportunity of ARCP to revise the terms of the Merger Agreement, the determination by the Board that the alternative proposal continues to be a Superior Proposal and payment by the Company of a $1.463 million termination fee to ARCP and reimbursement of ARCP’s transaction expenses up to $500,000 in the aggregate.

The foregoing summary of the Offer, the Top-Up Option, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement. The Offer to Purchase is filed as Exhibit (a)(1)(i) to the Schedule TO, the Letter of Transmittal is filed as Exhibit (a)(1)(ii) to the Schedule TO, and the Merger Agreement is filed as Exhibit (d)(i) to the Schedule TO. Each of such exhibits is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Purchaser and ARCP is 405 Park Avenue, 12th Floor, New York, New York 10022, and their telephone number at such principal executive offices is (212) 415-6500.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth herein, including the Exhibits or amendments hereto or incorporated by reference to this Schedule 14D-9 or in the Schedule TO, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interests between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Purchaser, ARCP or their respective executive officers, directors or affiliates.

Conflicts of Interest.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates

In considering the Board’s recommendation to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors might have interests in the transactions contemplated by the Merger Agreement and the agreements and documents contemplated thereby (collectively, the “Transactions”) that may be different from, or in addition to, the interests of the Company’s stockholders generally. These additional interests are described below. The Board was aware of these interests and considered them, along with other matters described below in “Item 4 — The Solicitation or Recommendation — Reasons” in reaching a decision to approve the Merger, the Offer and the Transactions contemplated thereby and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Merger Agreement Between ARCP and Cole Real Estate Investments, Inc.

On February 7, 2014, ARCP completed a transaction with Cole Real Estate Investments, Inc. (“CREI”), pursuant to that certain Agreement and Plan of Merger, dated as of October 22, 2013 (the “Cole Merger Agreement”), by and among ARCP, Clark Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of ARCP (“Cole Merger Sub”) and CREI, pursuant to which CREI merged with and into Cole Merger Sub with Cole Merger Sub surviving the Merger as a wholly-owned subsidiary of ARCP (the “Cole Merger”). Background information regarding the negotiations and other communications between ARCP, CREI and their respective representatives regarding the Cole Merger is set forth in the Joint Proxy Statement/Prospectus filed by ARCP and Cole with the SEC on December 23, 2013, and is incorporated herein by reference.

Pursuant to the terms of the Cole Merger Agreement, effective as of the consummation of the Cole Merger, the ARCP board of directors appointed Thomas A. Andruskevich and Scott P. Sealy, Sr., each of whom was an independent director of CREI, to each serve as a director of ARCP, for a term expiring upon the earlier of (i) the next annual meeting of ARCP’s stockholders and until his successor is duly elected and qualified or (ii) his death, removal or resignation. Each of Messrs. Andruskevich and Sealy, together with Leslie D. Michelson and William G. Stanley (each of whom is an existing independent director of ARCP), serve on ARCP’s conflicts committee, established by ARCP’s board of directors. Messrs. Andruskevich and Sealy each received director fees in cash and CREI securities from CREI in connection with their service as a director of CREI prior to the Cole Merger.

In connection with the consummation of the Cole Merger, ARCP issued approximately 15.9 million shares of ARCP common stock, in the aggregate, and paid approximately $33.9 million in cash, in the aggregate, to Christopher H. Cole, Marc T. Nemer, Stephan Keller, Jeffrey C. Holland and D. Kirk McAllaster, Jr. pursuant to the letter agreements entered into between ARCP and such individuals (the “Cole Letter Agreements”). The Cole Letter Agreements were entered into concurrently with the execution of the Cole Merger Agreement, pursuant to which each of the aforementioned individuals agreed, among other things, to certain arrangements relating to their separation from CREI in connection with the closing of the Cole Merger and the payment of amounts to which they were entitled under (i) the merger agreement between CREI and Cole Holdings Corporation (“CHC”) pursuant to which CREI acquired CHC on April 5, 2013 and (ii) in the case of Messrs. Cole and Nemer, their respective employment agreements. While each of these individuals resigned from or otherwise left their positions with CREI upon consummation of the Cole Merger, Mr. McAllaster currently serves as a director and Executive Vice President, Chief Financial Officer and Treasurer of CCPT and in similar roles of certain indirect subsidiaries of ARCP.

Reorganization Post-Cole Merger

Immediately following the Cole Merger and as part of a series of internal restructuring transactions undertaken by ARCP (the “Reorganization”), CREInvestments, LLC, a wholly-owned subsidiary of CREI, distributed (i) all of its right, title and interest in and to 100% of the membership interests of Cole Realty Advisors, LLC (the “Property Manager”) and 100% of the issued and outstanding shares of Cole Capital Advisors, Inc., the parent company of Cole REIT Advisors, LLC (the “Advisor”) and (ii) all other assets of CREInvestments, LLC in liquidation of CREInvestments, LLC to Cole Merger Sub, which immediately thereafter transferred such interests and shares to ARCP or ARC Properties Operating Partnership, L.P. (the “ARCP OP”). As a result of these transfers, each of the Advisor and the Property Manager are indirectly owned and controlled by ARCP and ARCP, beneficially owns 1,000 Shares through its ownership of the Advisor.

Following the Reorganization, effective February 11, 2014, Cole Merger Sub merged with and into the ARCP OP.

Interests of Certain Persons in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, CCPT stockholders should be aware that ARCP’s officers and directors and certain of CCPT’s officers and directors have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. These interests include those discussed below.

Financial Interests

ARCP’s interests and the interests of ARCP’s affiliates in respect of the Offer and the Merger are different from yours, because ARCP has an interest in acquiring the Shares as inexpensively as possible and you have an interest in selling your Shares for the highest possible price. The interests of ARCP’s directors, officers and other affiliates in the Offer and the Merger may be the same as or different from your interests.

None of ARCP’s directors or officers directly owns any CCPT common stock. Therefore, no ARCP director or officer has any interest in the Offer or the Merger other than due to such person’s status as a director or officer of ARCP and ARCP’s interest in the Offer and the Merger as described in “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger.” The current officers of CCPT are compensated by ARCP and its subsidiaries, but not by CCPT. No officer of CCPT will receive compensation from CCPT as a result of the Offer and/or the Merger.

Interlocking Directors and Officers

The Board of Directors consists of four directors, two of whom are also ARCP directors, one of whom is a former ARCP independent director and one of whom is the Chief Financial Officer of certain of ARCP’s indirect subsidiaries, including those that manage CCPT and the other publicly registered non-traded REITs sponsored by Cole Capital. In addition, each of the executive officers of CCPT serves as an executive officer or director of ARCP or one or more of its subsidiaries, as reflected in the table below:

Name	CCPT Role	ARCP Role
Nicholas S. Schorsch	Chairman, Chief Executive Officer and President	Chief Executive Officer and Chairman of the Board of Directors
William M. Kahane	Director	Director
D. Kirk McAllaster, Jr.	Director, Executive Vice President, Chief Financial Officer and Treasurer	In similar roles of certain indirect subsidiaries of ARCP, including those that manage the publicly registered non-traded REITs sponsored by Cole Capital
Robin A. Ferracone	Independent Director	Former independent director (resigned effective February 28, 2013 in connection with ARCP’s acquisition of American Realty Capital Trust III, Inc.)

In connection with the Cole Merger, effective February 7, 2014, Messrs. Cole and Nemer voluntarily resigned as members of the CCPT board of directors, and Mr. Cole voluntarily resigned from his role as chairman, chief executive officer and president of CCPT. Messrs. Schorsch and Kahane were appointed to their current directorships with CCPT to fill the vacancies on the Board resulting from these resignations, and Mr. Schorsch was appointed Chairman, Chief Executive Officer and President of CCPT in connection with Mr. Cole’s resignation. As noted above, while Mr. McAllaster resigned from his position as Executive Vice President of CREI in connection with the Cole Merger, he continued to serve and currently serves as a director and executive officer of CCPT and as Executive Vice President and Chief Financial Officer of certain indirect subsidiaries of ARCP, including those that manage CCPT and the other publicly registered non-traded REITs sponsored by Cole Capital.

In addition, Robin A. Ferracone, who was appointed to the Board of Directors as an independent director on February 28, 2014, was formerly an independent director of ARCP. Ms. Ferracone served as an independent director of ARCP from October 2012 until she resigned from the ARCP board effective as of February 28, 2013, in connection with ARCP’s acquisition of American Realty Capital Trust III, Inc.

On February 21, 2014, the ARCP board of directors formed a negotiating committee (the “ARCP Negotiating Committee”) comprised solely of independent directors to evaluate a possible transaction with CCPT. Leslie D. Michelson, Scott T. Bowman and William G. Stanley were appointed to the ARCP Negotiating Committee, none of whom are officers or employees of ARCP or CCPT or directors of CCPT. Upon the recommendation of the ARCP Negotiating Committee, all of the members of the ARCP board of directors, other than Messrs. Schorsch and Kahane, who abstained, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

As noted above, Mr. Schorsch currently serves as Chairman of the Board of Directors, Chief Executive Officer and President of CCPT, and chairman of the board of directors and chief executive officer of ARCP. In connection with the Cole Merger, on October 21, 2013, ARCP entered into an employment agreement with Mr. Schorsch, to be effective as of the effective date of the consummation of ARCP’s restructuring into a self-managed real estate investment trust. The employment agreement provides for an initial nine-year term that will automatically renew for additional three-year periods unless either ARCP or Mr. Schorsch provides 90 days’ notice of non-renewal prior to the end of the then-current term. Mr. Schorsch’s employment agreement provides for a base salary of $1.1 million per year, which will be reviewed for increase annually. As of the effective date of this employment agreement, Mr. Schorsch received a retention award of 2,000,000 restricted shares of ARCP common stock, which vests over time. Mr. Schorsch is also entitled to receive cash and equity bonuses in amounts equal to a percentage of his base salary determined based on the level of satisfaction of annual performance goals set by the ARCP board of directors. A copy of Mr. Schorsch’s employment agreement was filed as Exhibit 10.75 to ARCP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 7, 2013, and is incorporated herein by reference.

Potential Conflicts of the Advisor and Its Affiliates

The Company is externally advised by the Advisor. The Advisor is an indirect wholly-owned indirect subsidiary of ARCP. The Company is subject to various conflicts of interest arising out of its relationship with the Advisor and its affiliates, including conflicts related to the arrangements pursuant to which the Company will compensate the Advisor and its affiliates. The Company relies on the Advisor and its affiliates for the day-to-day operation of its business pursuant to an advisory agreement dated April 6, 2004, as amended (the “Advisory Agreement”). The duties of the Advisor under the Advisory Agreement include, but are not limited to, providing the Company with (i) investment and financial advice, including research and economic and statistical data in connection with the Company’s real estate portfolio and (ii) daily management and administrative services, as well as (a) maintaining the books and records of the Company, (b) providing the Company’s board of directors with periodic reports regarding prospective investments, and (c) doing all things necessary to facilitate an effective and consistent investment program for the Company. The initial term of the Advisory Agreement expired one year after the date of the agreement, but has been renewed on or prior to each successive anniversary of such date in accordance with its terms.

Under the Advisory Agreement, the Company makes payments to the Advisor under several types of compensation arrangements. The Company pays the Advisor a monthly asset management fee in an amount equal to  1/12th of 0.25% of aggregate asset values of the preceding month.

The Company will also pay the Advisor acquisition and advisory fees in the amount of 3% of the contract purchase price of each asset as acquisition and advisory fees payable at the time and in respect of funds expended for (i) acquisition of an asset, (ii) to the extent that such funds are capitalized, for the development, construction or improvement of an asset, or (iii) the making of a mortgage. Additionally, if the Advisor or one of its affiliates provides a substantial amount of the services in connection with the sale of one or more assets, the Advisor or such affiliate will receive a disposition fee equal to 3% of the sale price of such asset or assets (except that no disposition fee will be payable to the Advisor for the sale of assets if the sales involve the Company selling all or substantially all of its assets in one or more transactions designed to effectuate a business combination transaction). In addition, a subordinated share of net sales proceeds will be payable to the Advisor in an amount equal to 20% of net sales proceeds remaining after the stockholders have received dividends equal to the sum of the stockholders’ 7.5% return and 100% of invested capital. Moreover, upon listing on a national securities exchange or the NASDAQ stock exchange, the Advisor will be entitled to a subordinated incentive listing fee in an amount equal to 20% of the amount by which (i) the market value plus the total of all dividends paid to stockholders from the Company’s inception until the date that market value is determined, exceeds (ii) the sum of (A) 100% of invested capital and (B) the total dividends required to be paid to the stockholders in order to pay the stockholders’ 7.5% return from inception through the date that market value is determined. Finally, if the Advisor or an affiliate provides a substantial amount of services in obtaining a loan to fund the acquisition of one or more assets or to refinance any outstanding indebtedness secured by one or more assets, the Advisor or its affiliate shall receive a financing coordination fee equal to 1% of the gross proceeds of such loan. None of these will be earned or payable in connection with the Offer and the Merger.

Pursuant to a waiver of the asset management fee by the Advisor, no asset management fees were incurred by the Company during the fiscal years ended December 31, 2013 or 2012. The Company is not obligated to pay any amounts for such periods. However, the Advisor may elect to charge monthly asset management fees in future periods. No disposition fees, or fees in respect of net sale proceeds, were incurred by the Company during the fiscal years ended December 31, 2013 or 2012 relating to the sale of properties. During the fiscal year ended December 31, 2013, the Company incurred $202,000 for acquisition fees. No such fees were incurred by the Company for the fiscal year ended December 31, 2012. Pursuant to a waiver by the Advisor, no costs in respect of expenses incurred by the Advisor in connection with the provision of administrative services, including related personnel costs, were incurred by the Company during the fiscal years ended December 31, 2013 or 2012.

Substantially all of the Company’s business is conducted through the Cole Operating Partnership I, LP (the “CCPT OP”). The Company is the sole general partner of and owns a 100% partnership interest in the CCPT OP.

The Company has purchased, and in the future may purchase, properties or interests in properties from affiliates of the Advisor. The prices the Company pays to affiliates of the Advisor for these properties will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to the Company than those negotiated with unaffiliated parties. Further, ARCP or any real estate programs sponsored by ARCP and its affiliates, whether or not currently existing, could compete with the Company in the sale or operation of the Company’s properties. The Company will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that ARCP or other programs sponsored by ARCP and its affiliates own or acquire property that is adjacent, or in close proximity, to a property owned by the Company, such the Company property may compete with ARCP’s other program’s property for tenants or purchasers.

Affiliates of the Advisor and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of the Advisor and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and policies as the Company and which may be involved in the same geographic area.

Subject to oversight by the Board of Directors, the Advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, the Advisor may have conflicts of interest concerning certain actions taken on the Company’s behalf, particularly due to the fact that such fees will generally be payable to the Advisor and its affiliates regardless of the quality of the properties acquired or the services provided to the Company.

Potential Conflicts of the Property Manager

The Company’s properties are, and the Company anticipates that properties it acquires in the future, if any, will be, managed and leased by the Property Manager, an affiliate of the Advisor, pursuant to a property management and leasing agreement dated April 6, 2004 (the “Property Management Agreement”). Specific duties of the Property Manager include, but are not limited to (i) operation, maintenance, and day-to-day management as landlord of all leases subject to the Property Management Agreement, (ii) maintenance of owned properties, (iii) coordination of leases for all owned properties and (iv) hiring and supervision of personnel.

Under the Property Management Agreement, the Company agrees to make payments to the Property Manager under several types of compensation arrangements. The Company pays the Property Manager a monthly management fee equal to 3% of gross revenue, less all payments to third-party property management subcontractors from the rental income received from the properties over the term of the Property Management Agreement. The Property Manager’s compensation applies to all renewals, extensions or expansions of leases that the Property Manager has originally negotiated. In the event the Property Manager assists with planning and coordinating the construction of any tenant-paid finish-out or improvements, the Property Manager shall be entitled to receive from any such tenant an amount equal to not greater than 5% of the cost of such tenant improvements. The Property Manager is also entitled to leasing fees, which are payable at prevailing market rates, not to exceed the greater of $4.50 per square foot or 7.5% of the total lease obligation.

During the years ended December 31, 2013 and 2012, the Company incurred $401,000 and $417,000 for property management fees, respectively. Pursuant to a waiver of the leasing fee by the Property Manager, no leasing fees were incurred by the Company during the fiscal years ended December 31, 2013 or 2012.

The Property Manager also serves as property manager for certain properties owned by ARCP and an affiliate of the Property Manager serves as property manager for properties owned by real estate programs sponsored by affiliates of ARCP, some of which may be in competition with the Company’s properties.

CCPT Lines of Credit with ARCP Affiliates

CCPT, through the CCPT OP, maintains two revolving lines of credit from Series C, LLC and Series D, LLC, affiliates of ARCP, the Property Manager and the Advisor (the “CCPT Lines of Credit”). The CCPT Lines of Credit are secured, in part, by interests in two of CCPT’s subsidiaries, Cole CN Rochester MN, LLC and Cole RA Memphis TN, LLC. As of March 31, 2014, the CCPT OP had $300,000 outstanding and available borrowings of $2.635 million, collectively, under the CCPT Lines of Credit. Both of the CCPT Lines of Credit bear fixed interest rates of 5.75% and mature on March 31, 2015.

No financing coordination fee was paid, or will be paid, to the Advisor, the Property Manager or their respective affiliates in connection with the CCPT Lines of Credit. During the years ended December 31, 2013 and 2012, $5,000 and $84,000, respectively, of interest expense related to the CCPT Lines of Credit was incurred. The CCPT Lines of Credit contain customary default provisions and are recourse to the CCPT OP.

Affiliate of ARCP as Information Agent

The Information Agent for the Offer is Cole Capital Corporation (“CCC”) which is an indirect subsidiary of ARCP as a result of the Cole Merger. CCC will be reimbursed its incurred expenses in connection with its services as the Information Agent for this Offer, but will not receive any additional compensation for these services.

CCPT Conflicts Policy

In order to reduce or eliminate certain potential conflicts of interest, CCPT has adopted certain policies relating to transactions it enters into with the Advisor and its affiliates and allocation of investment opportunities among real estate programs sponsored by ARCP and its affiliates.

•	Transactions with the Advisor and its Affiliates.

CCPT’s policy is that the terms on which CCPT’s relationships are conducted with the Advisor or any of its affiliates will be fair to CCPT and on terms and conditions no less favorable to CCPT than can be obtained from independent third parties for comparable services in the same location.

•	Conflict Resolution Procedures with Respect to Acquisition of Properties.

In the event that an investment opportunity becomes available that may be suitable for both CCPT and ARCP or one or more other real estate programs sponsored by ARCP and its affiliates, and for which more than one of such entities has sufficient uninvested funds, then the Advisor and the advisors of the other programs, with oversight by their respective boards of directors, will examine the following factors, among others, in determining the entity for which the investment opportunity is most appropriate:

º	the investment objective of each entity;
º	the anticipated operating cash flows of each entity and the cash requirements of each entity;
º	the effect of the acquisition on diversification of each entity’s investments by type of property, geographic area and tenant concentration;
º	the amount of funds available to each program and the length of time such funds have been available for investment;
º	the policy of each entity relating to leverage of properties;
º	the income tax effects of the purchase to each entity; and
º	the size of the investment.

If, in the judgment of the advisors, the investment opportunity may be equally appropriate for more than one program of a similar size and type (e.g. office, industrial or single-tenant or multi-tenant retail), then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such investment, in the opinion of the advisors, to be more appropriate for an entity other than the entity that committed to make the investment, the advisors may determine that another program sponsored by ARCP and its affiliates will make the investment. The Board of Directors has a duty to ensure that the method used for the allocation of the acquisition of properties by two or more programs seeking to acquire similar types of properties is applied fairly to CCPT.

Information Barriers Between ARCP and CCPT in Connection with the Merger

To maintain the integrity and confidentiality of CCPT’s evaluation of strategic alternatives, including the Offer and the Merger, while ensuring access by the CCPT directors and its advisors to certain CCPT information that is developed or maintained by ARCP to effectively evaluate strategic alternatives and to facilitate diligence by ARCP or other potential bidders, in advance of ARCP’s unsolicited proposal to acquire CCPT, it was determined that it would be appropriate for ARCP and the CCPT directors to designate certain employees of ARCP (the “CCPT Designees”) to assist the CCPT directors and their advisors in accessing relevant CCPT information. Accordingly, CCPT and ARCP prepared a protocol for maintaining a wall and governing the exchange of information between the CCPT Designees and the officers and employees of ARCP or its affiliates who are not CCPT Designees (the “ARCP Management Members”). This protocol sets forth the procedures that each of the ARCP Management Members and the CCPT Designees have followed and will follow to mitigate the potential for disclosing or otherwise communicating to ARCP any confidential information about, relating to or in connection with CCPT’s consideration of strategic alternatives, including, without limitation, the identity of other potential bidders submitting an indication of interest, the terms of an indication of interest or the substance of any negotiations or discussions between the CCPT Designees and any interested, or potentially interested, parties, including ARCP.

Under this protocol, explicit limitations are placed on the communications and other information sharing between the ARCP Management Members and the CCPT Designees, including technical procedures to properly maintain an internal “information wall” and restrict access by unauthorized individuals to CCPT’s confidential information. Each of the CCPT Designees was required to deliver a certification that he or she (i) has read the policies and procedures contained in the protocol and (ii) agrees to abide by such policies and procedures.

For further information with respect to the arrangements between the Company, its executive officers and directors and its affiliates described in this Item 3, please see the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO and the section captioned “Transactions with Related Persons, Promoters and Certain Control Persons” in the Company’s Definitive Proxy Statement on Schedule 14A, dated April 19, 2013 and in Note 10 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and the Definitive Proxy Statement on Schedule 14A and the Annual Report on Form 10-K are available for free on the SEC’s website at www.sec.gov.

Severance and Employment Agreements

The Company does not have any employment or severance agreements with its executive officers and is not obligated to make any payments to them upon termination of employment.

Board Compensation

In connection with her service as an independent director of the Company, Ms. Ferracone will receive an annual retainer in the amount of $25,000. Ms. Ferracone will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of the Board. The Company does not compensate Messrs. Schorsch, Kahane or McAllaster for their service as directors.

Director and Officer Indemnification and Insurance

Maryland law requires that the Company (unless the Company’s Charter provides otherwise, which it does not) indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which she is made, or threatened to be made, a party by reason of service in that capacity. Maryland law permits the Company to indemnify present and former directors and officers, among others, against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

•	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property, or services;

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful; or
•	in a proceeding by us or on our behalf, the director or officer was adjudged to be liable to us (although a court may order indemnification for expenses relating to an adverse judgment in a suit by or in the right of the corporation or a judgment of liability on the basis that personal benefit was improperly received).

In addition, Maryland law permits the Company to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification, and (b) a written undertaking by her or on her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

The Company’s Charter permits the Company, to the maximum extent permitted by Maryland law, to obligate the Company to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from this service in any capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Company’s bylaws obligate the Company to provide such indemnification and advance of expenses.

The Company has also entered into indemnity agreements with each of its directors (“Indemnitees”). These agreements generally require the Company to indemnify its directors against all expenses (including reasonable attorneys’ fees), liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities, judgments, penalties, fines and amounts paid in settlement) incurred by an Indemnitee because he or she is, or is threatened to be made, a party to or a participant in any actual, threatened, pending or completed action, suit, arbitration, alternate dispute resolutions mechanism, investigation, inquiry, administrative hearing or any other actual threatened, pending or completed proceeding, whether brought in the right of the Company or otherwise and whether civil, criminal, administrative or investigative in nature, in which such Indemnitee is, may be or will be involved as a party, witness or otherwise by reason of the fact that he or she is or was a director or officer of the Company or by reason of the fact that he or she was serving at the request of the Company as a director, officer, fiduciary, trustee or agent of another entity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company. Notwithstanding the foregoing, the Company is not obligated to indemnify such Indemnitee in certain circumstances, including any act or omission committed in bad faith or the result of active and deliberate dishonesty, the Indemnitee received an improper personal benefit in money, property or services, in a criminal proceeding the Indemnitee had reasonable cause to believe that the act or omission was unlawful, or in a proceeding by or in the right of the Company, the Indemnitee is adjudged in a final non-appealable judicial determination to be liable to the Company. Under the indemnity agreements, all expenses incurred by an Indemnitee in connection with defending any proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking providing that such Indemnitee undertakes to repay the advance to the extent that it is ultimately determined that he or she is not entitled to be indemnified by the company under the indemnity agreement. The indemnity agreements also set forth certain procedures that will apply in the event any of the Indemnitees brings a claim for indemnification under his or her indemnity agreement. The description of the Company’s indemnity agreements entered into between the Company and each of its directors is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, ARCP will cause Purchaser, as the surviving entity of the Merger, to fulfill and honor any indemnification obligations between the Company or its subsidiaries and any current or former officers, directors, partners, members, trustees or agents of the Company and its subsidiaries in effect immediately prior to the date of the Merger Agreement, including any indemnification obligations under the Company’s Charter and amended and restated bylaws in effect as of the date of the Merger Agreement, in each case, to the extent permitted by applicable law.

In addition, the Company will maintain, or ARCP will cause the Purchaser, as the surviving entity of the Merger, to maintain, for a period of six years after the Effective Time, a directors’ and officers’ liability insurance policy on terms, conditions and retentions no less favorable to the insured directors and officers than the Company’s present policy, except that in no event shall ARCP be required to expend in any one year during such “tail period” an amount for the aggregate costs of such insurance policies that exceeds 250% of the current aggregate annual premiums paid by the Company for such purposes.

Merger Agreement

The description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase that is filed as Exhibit (a)(1)(i) to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, and which is being mailed to stockholders of the Company together with this Schedule 14D-9, are incorporated herein by reference. The summary and description are qualified in its entirety by the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Certificate Evidencing Exemption From Ownership Limits

On March 17, 2014, the Company, ARCP and Purchaser entered into a Certificate Evidencing Exemption From Ownership Limits (the “Ownership Limit Waiver”), pursuant to which the Company agreed to allow ARCP, Purchaser and any of their respective subsidiaries to own Shares in excess of the Common Stock Ownership Limit (as defined in the Charter), thus enabling ARCP and Purchaser to acquire and own all of the Company’s outstanding stock through the Offer and the Merger. This summary and description are qualified in its entirety by the Ownership Limit Waiver, which has been filed as Exhibit (e)(2) to this Schedule 14D-9.

Confidentiality Agreement

On March 11, 2014, the Company and ARCP entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) pursuant to which the Company and ARCP each agreed that it would not disclose any non-public evaluation material given to it by the other party. For purposes of the agreement, “evaluation material” contains customary exclusions for information that becomes generally available to the public or is obtained by the receiving party from sources other than the disclosing party or its representatives.

Each party also agreed not to disclose to any person either the fact that discussions or negotiations with respect to the possible transaction were taking place, including the terms, conditions, facts or the status thereof, or that evaluation material had been made available to it.

The Merger Agreement, which was executed on March 17, 2014, states the information ARCP and Purchaser received as a result of access granted to them under the Merger Agreement to properties, books, records and personnel of the Company will be subject to the Confidentiality Agreement.

Representation on the Board of the Company

At this time, ARCP has advised the Company that it does not intend to request the appointment of any new directors of the Company prior the Effective Time.

ITEM 4. THE SOLICITATION AND RECOMMENDATION.

(a) Solicitation and Recommendation

Recommendation of the Board of Directors

On March 17, 2014, the Board of Directors, after consideration of the Offer, the Merger and the other transactions contemplated thereby and consultation with legal and financial advisors, unanimously (1) authorized the execution and delivery of the Merger Agreement, and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (2) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (3) resolved to recommend that the CCPT stockholders accept the Offer, tender their Shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement. The boards of directors of ARCP and Purchaser have also approved and declared advisable the Merger Agreement and the transactions contemplated thereby.

Accordingly, and for the reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated March 31, 2014, communicating the recommendation of the Board is included as Exhibit (a)(6) to this Schedule 14D-9, respectively, and is incorporated herein by reference.

(b) Reasons

Background of the Offer

The following chronology summarizes the key meetings, conversations and events between the Company and its representatives and certain third parties and their representatives that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement, and does not purport to catalogue every conversation between the representatives of the Company and the representatives of such third parties.

CCPT was formed on March 29, 2004. CCPT is party to an advisory agreement with the Advisor, and a property management and leasing agreement with the Property Manager, under which the Advisor and the Property Manager manage the day-to-day operations and assets of CCPT and any transactions related to CCPT’s real estate portfolio. Prior to the consummation of the Cole Merger, the Advisor and the Property Manager were indirectly owned by CREI, as a result of CREI acquiring CHC on April 5, 2013 pursuant to a transaction whereby CHC merged with an into CREInvestments, LLC, a wholly-owned subsidiary of CREI. On February 7, 2014, the Cole Merger was completed. As described in the section “Conflicts of Interest — Arrangements Between the Company and Its Executive Officers, Directors and Affiliates —  Reorganization Post-Cole Merger”, as a result of the Cole Merger and certain internal restructuring transactions undertaken by ARCP following the consummation of the Cole Merger, ARCP indirectly owns and/or controls the Advisor in the Property Manager.

In their ongoing efforts to enhance stockholder value, the Board of Directors regularly reviews and evaluates the Company’s financial results, business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company. The Company’s Charter provides that if the Company does not list its shares on a national securities exchange on or before February 1, 2016, the Board is required to either seek stockholder approval of an amendment or extension of this listing deadline, or seek stockholder approval to adopt a plan of liquidation. In preparation for such upcoming, required, liquidity event, in July, 2013 the Advisor began to assist the Board and management of the Company in gathering information for the purpose of investigating potential liquidity strategies. Such activity was deferred in October 2013 following the announcement of the Cole Merger Agreement.

In January 2014, the Board, which at this time was comprised of Messrs. Cole, Nemer and McAllaster, met to review and consider an estimated value of the Company’s shares. At this meeting the Board unanimously voted to approve an estimated value of $6.55 per Share, as of December 31, 2013. In determining the value, the Board considered valuation materials prepared by Duff & Phelps, LLC (“Duff & Phelps”), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services. In addition to considering the range of net asset value of the Shares, the Board also considered transaction costs that may be incurred in liquidating the Company’s portfolio, such as broker costs, loan assumption costs and fees, and potential loan prepayment costs in estimating the value of the Shares. These valuation materials prepared for the Board were for purposes of assisting fiduciaries of plans subject to the annual reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and IRA trustees or custodians, in preparing reports related to an investment in the Shares and were not related to the Offer and the Merger.

On February 21, 2014, a member of the internal legal staff of ARCP designated to represent ARCP, e-mailed to the Board, which at that time was comprised of Messrs. Schorsch, Kahane and McAllaster, a proposal letter (the “February 21st Proposal”) on behalf of the ARCP Negotiating Committee, comprised of Messrs. Michelson, Bowman and Stanley, expressing ARCP’s interest in acquiring all of the outstanding shares of the Company by way of a tender offer at $7.10 per share in cash, followed by a merger (“two-step merger”), together with a mutual confidentiality agreement. The February 21st Proposal requested a response from the Board no later than 5:00 p.m. Eastern time on February 25, 2014.

On that same day, members of the internal legal staff of ARCP designated to represent the Company (“CCPT in-house counsel”), Mr. McAllaster, and Morris Manning & Martin LLP (“Morris Manning”) met by teleconference to discuss the Board’s receipt of the February 21st Proposal and the previously discussed internal information barriers being established. The group also discussed engaging Miles & Stockbridge P.C. (“Miles & Stockbridge”) as special Maryland counsel to assist the Board in evaluating any potential strategic alternatives of the Company under Maryland law as well as other corporate and governance matters.

On February 22, 2014, the Board of Directors met by teleconference to discuss the February 21st Proposal. At this meeting, the Board of Directors approved the engagement of Morris Manning to serve as the Company’s legal advisor and Miles & Stockbridge to serve as the Company’s special Maryland local counsel in connection with the proposed transaction. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. The Board also determined to begin a process to select a financial advisor, as well as to begin a search for an independent director.

On February 25, 2014, the Board of Directors met by teleconference to discuss the status of the search for an independent director, as well as contacting and evaluation of candidates to act as its financial advisor. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. The Board further discussed the February 21st Proposal and determined that it would need more time to evaluate the proposal. Thereafter, Morris Manning e-mailed a letter, on behalf of the Board, to Proskauer Rose LLP (“Proskauer”), legal counsel to ARCP, requesting an additional ten days to continue to consult with the Company’s advisors prior to submitting a response to the February 21st Proposal.

On February 26, 2014, the Board of Directors met by teleconference to discuss the status of the search for an independent director and a financial advisor as well as timing for the Board’s response to the February 21st Proposal. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. The Board discussed the financial advisor firms that had been contacted and the criteria that the Board would use to evaluate each firm, including the qualifications of each financial advisor and any potential conflicts of interest.

On that same date, Proskauer e-mailed a letter, on behalf of the ARCP Negotiating Committee, to Morris Manning requesting that the Company respond to the February 21st Proposal by Wednesday March 5, 2014, at 11:00 a.m. Eastern time, after which the February 21st Proposal would expire.

On February 28, 2014, the Board of Directors met by teleconference and unanimously appointed Robin A. Ferracone to serve as an independent director on the Board. Ms. Ferracone was appointed in anticipation of the Board’s investigation of potential liquidity strategies. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. In considering Ms. Ferracone to serve on the Board of Directors, the Board considered her prior experience as an independent director as well as her extensive corporate governance experience and other professional accomplishments, among other factors. During this meeting the Board discussed potential financial advisors to provide a fairness opinion and following this discussion authorized management to engage in negotiations with one of the financial advisors (Financial Advisor A) to serve as the Company’s exclusive financial advisor for the purpose of rendering a fairness opinion in connection with the proposed transaction, subject to approval of such engagement by the new independent director.

On March 3, 2014, the Board of Directors including Ms. Ferracone, met by teleconference and the Board updated Ms. Ferracone on the discussions that had occurred with the potential financial advisors, their qualifications and the recommendation of Financial Advisor A. Ms. Ferracone approved the Company to proceed with the engagement of Financial Advisor A to provide a fairness opinion. The Board of Directors discussed the status of the proposed engagement of Financial Advisor A to render a fairness opinion in connection with the proposed transaction. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. The Board also discussed with Ms. Ferracone the current status of the negotiation process. During the meeting there was further discussion of the February 21st Proposal and a proposed change to the transaction structure.

On March 5, 2014, Financial Advisor A, Ms. Ferracone, counsel for Financial Advisor A and Morris Manning met by teleconference to discuss Ms. Ferracone’s business background and measures taken by Ms. Ferracone to become more knowledgeable about the Company and the proposed transaction.

On that same day, Ms. Ferracone, Mr. McAllaster and Morris Manning engaged in discussions regarding the Offer price in the February 21st Proposal and discussed at length the Company’s assets and the factors that were considered by the Board in January 2014, when the Board established an estimated per Share value based upon a valuation report provided by Duff & Phelps detailing various financial metrics for purposes of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians, in preparing reports related to an investment in the Shares.

Also on that same day, the directors further discussed the Board’s response to the February 21st Proposal and a proposed $7.36 per Share purchase price. Later that day, Morris Manning e-mailed a letter, on behalf of the Board, to Proskauer responding to the February 21st Proposal, which letter proposed a price of $7.36 per Share payable in cash, with the transaction structured as a single-step merger rather than a two-step merger, and the right to accept a superior proposal, subject to a 2% cash break-up fee. Consummation of the transaction would be subject to CCPT’s receipt of a fairness opinion and stockholder approval of the transaction. The letter requested a response from the ARCP Negotiating Committee by 11:00 a.m. Eastern time on March 8, 2014. Later that day, Morris Manning sent Proskauer comments to the mutual confidentiality agreement previously provided by ARCP.

On March 6, 2014, Financial Advisor A and Mr. Schorsch discussed the potential engagement and mutually agreed that Financial Advisor A’s prior engagement with ARCP could create the appearance of a conflict of interest. Accordingly, Financial Advisor A withdrew from further discussions regarding the potential engagement. On that same day Proskauer contacted Morris Manning to discuss the Board’s March 5th response in greater detail, including the proposed structure of the transaction.

On March 7, 2014, the Board of Directors met by teleconference to discuss the continued search for a financial advisor. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting.

On that same day, Morris Manning and Proskauer further discussed the Company’s response to the February 21st proposal, at which time Morris Manning indicated that the Company may be amenable to the tender offer structure proposed by ARCP if the merger agreement were to include a “go shop” period that would run concurrently with the tender offer period, during which time the Company would be permitted to solicit alternative proposals. Later that day, Proskauer e-mailed Morris Manning the ARCP Negotiating Committee’s response to the Company’s March 5, 2014 letter (“March 7th Proposal”). The March 7th Proposal proposed a price of $7.25 per share payable in cash representing a premium of approximately 10.75% to the $6.55 estimated per Share value as of December 31, 2013 with ARCP agreeing to assume the costs related to the debt assumption or defeasance. The March 7th Proposal also reiterated ARCP’s desire to structure the transaction as a tender offer followed by a second-step merger and indicated that ARCP would agree to a 2% cash break-up fee and a 30-day go-shop period that would run concurrently with the tender offer period subject to the Company agreeing to ARCP’s proposed structure. The March 7th Proposal requested a response from the Board by 5:00 p.m. Eastern time on March 11, 2014.

On March 9, 2014, the Board of Directors met by teleconference call to discuss the qualifications and proposals from two additional financial advisor candidates that were initially contacted on March 6, 2014. Although both financial advisor candidates were qualified, the directors determined that Duff & Phelps has superior credentials valuing real estate companies, and that Duff & Phelps’ pricing and ability to leverage valuation work recently performed on behalf of the Company was advantageous. Accordingly, the Board of Directors authorized the engagement of Duff & Phelps to render a fairness opinion and to assist with the go-shop process. The Board also discussed the March 7th Proposal. Morris Manning, Miles & Stockbridge and CCPT in-house counsel also participated in the meeting. The Board considered, in particular, the revised purchase price of $7.25 per Share and the ability of stockholders to elect to participate in the tender offer being tantamount to the other stockholder vote on the transaction.

On that same day, the Company entered into indemnification agreements with all of the members of the Board of Directors.

On March 10, 2014, Morris Manning e-mailed a letter, on behalf of the Board, to Proskauer responding to the March 7th Proposal, which indicated that after careful review of ARCP’s updated proposal, the Board agreed to move forward to negotiate a definitive agreement with ARCP based upon the terms presented therein. Thereafter, Morris Manning contacted Proskauer to discuss timing and next steps and Proskauer indicated that it would deliver a draft Merger Agreement in the coming days. The Board also formally engaged Duff & Phelps as its financial advisor to provide an opinion with respect to the fairness, from a financial point of view, to the public stockholders of Shares of the per Share consideration to be received by such public stockholders in the Offer and to assist the Company in the performance of the “go shop process”.

On March 11, 2014, the Company and ARCP executed the Confidentiality Agreement. Later that day, Proskauer delivered an initial draft of the merger agreement to Morris Manning. Thereafter, Morris Manning delivered a draft of the CCPT Certificate of Acknowledgment and Agreement of the “Protocol for Maintaining Wall Between CCPT Deal Team and ARCP Management Members” (the “Information Barriers Agreement”) to be signed by certain employees of ARCP designated as “CCPT Designees.”

On March 13, 2014, Morris Manning and Proskauer discussed the anticipated timing of the transaction, and Morris Manning’s initial questions and comments on the draft of the merger agreement circulated by Proskauer, including questions and comments relating to the go-shop provision, the break-up fee and expense reimbursement and ARCP’s plans with respect to CCPT’s indebtedness. That same day, the Board of Directors, Morris Manning, Miles & Stockbridge, CCPT in-house counsel and Duff & Phelps met by teleconference call to discuss the status of the merger agreement, and to allow Duff & Phelps to present to the Board its preliminary fairness analysis with respect to the fairness, from a financial point of view, to the Company’s public stockholders of the per Share consideration to be received by such public stockholders in the Offer. Later that day, Morris Manning sent Proskauer its comments to the draft of the merger agreement delivered by Proskauer.

On March 14, 2014, Morris Manning and Proskauer discussed further the anticipated timing of the transaction, as well as Morris Manning’s comments to the merger agreement, including Morris Manning’s comments to the go-shop provision and provisions relating to the break-up fee and expense reimbursement. Following that call, Proskauer sent Morris Manning its comments to the revised draft of the merger agreement. Morris Manning also sent Proskauer the final form of the Information Barriers Agreement that was distributed to the CCPT Designees for their acknowledgment.

On March 15, 2014, Morris Manning and Proskauer discussed Proskauer’s comments to the merger agreement, including, among other things, the amount of transaction expenses for which CCPT would be required to reimburse ARCP if the Merger Agreement were to be terminated in certain circumstances. Later that day, Morris Manning sent Proskauer an initial draft of CCPT’s disclosure letter.

On March 16, 2014, Morris Manning sent Proskauer a revised draft of the merger agreement and Proskauer sent Morris Manning comments to the draft CCPT disclosure letter. Later that day, Proskauer and Morris Manning discussed Morris Manning’s comments to the latest draft of the merger agreement. Following that conversation, Proskauer sent a revised draft of the merger agreement to Morris Manning. Thereafter, Proskauer and Morris Manning had a further discussion regarding the merger agreement, including, among other things, restrictions on CCPT’s ability to declare and pay dividends prior to the closing of the merger. Later that evening, Proskauer sent a further revised draft of the merger agreement to Morris Manning.

On March 17, 2014, the Board met by teleconference to review and consider the Merger Agreement. Morris Manning, Miles & Stockbridge P.C., Duff & Phelps and CCPT in-house counsel also participated in the meeting. Miles & Stockbridge advised the Board of the standard of conduct of directors of Maryland corporations. Morris Manning reviewed in detail the terms of the merger agreement with the Board of Directors and answered questions from the Board. Duff & Phelps presented its financial analysis of the Offer and Merger to the Board. Thereafter, Duff & Phelps rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated the same date, and in each case subject to the assumptions, qualifications and limiting conditions set forth therein and as of such date), with respect to the fairness, from a financial point of view, to the Company’s public stockholders of the Offer Price ($7.25) to be received by such public stockholders in the Offer and the Merger pursuant to the Merger Agreement. After extensive discussions regarding the proposed terms of the transactions and the Merger Agreement and the factors discussed below under “Reasons for the Recommendation of the Company’s Board of Directors,” the Board unanimously voted to approve the proposed merger agreement and the transactions contemplated thereby and to recommend that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares in favor of the Merger, including a separate approval by Ms. Ferracone, as the independent director.

Throughout the day on March 17, 2014, Morris Manning and Proskauer discussed ARCP’s remaining due diligence requests, the Company’s disclosure letter and other ancillary matters, including the Ownership Limit Waiver.

Following the approval of the Boards of Directors, during the late afternoon of March 17, 2014 after the U.S. stock markets closed, Proskauer sent Morris Manning a proposed final version of the merger agreement. That evening, the parties finalized the Company disclosure letter and executed the Merger Agreement.

On March 21, 2014, each of the Company and ARCP filed with the SEC a Current Report on Form 8-K which disclosed the fact that the parties had entered into the Merger Agreement and communicated information about the upcoming Offer.

On March 31, 2014, ARCP and Purchaser filed with the SEC its Schedule TO and commenced the Offer. On the same day, the Company filed with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Offer.

Reasons for the Recommendation of the Board of Directors

THE BOARD OF DIRECTORS, AFTER THOROUGH CONSIDERATION OF THE OFFER AND THE MERGER AGREEMENT AND CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, UNANIMOUSLY (1) AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND DECLARED ADVISABLE THE CONSUMMATION OF THE OFFER AND THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; (2) DIRECTED THAT IF APPROVAL OF THE MERGER BY THE CCPT STOCKHOLDERS IS REQUIRED BY APPLICABLE LAW, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT BE SUBMITTED FOR CONSIDERATION AT A MEETING OF THE CCPT STOCKHOLDERS AND (3) RESOLVED TO RECOMMEND THAT THE CCPT STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES OF CCPT COMMON STOCK PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, VOTE IN FAVOR OF THE APPROVAL OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board of Directors consulted with the Company’s legal and financial advisors and the CCPT Designees, and considered a number of factors in determining that the Offer is in the best interests of the Company’s stockholders and to recommend that all holders of the Shares tender their Shares pursuant to the Offer, including the following:

•	The $7.25 per Share price to be paid to the Company stockholders in the Offer and the Merger represents a premium of approximately 10.75% over the Company’s estimated per Share value of $6.55 as of December 31, 2013;
•	The financial analyses reviewed and discussed with the Board by representatives of Duff & Phelps as well as the oral opinion of Duff & Phelps rendered to the Board on March 17, 2014 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated the same date and in each case subject to the assumptions, qualifications and limiting conditions set forth herein and as of such date, and summarized below) described below, the Offer Price of $7.25 to be received by the stockholders in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the public stockholders;
•	The assessment of the Board of the factors, assumptions and methodologies underlying Duff & Phelps financial analyses reviewed and discussed by the Board;
•	The value of the consideration to be received by the Company’s public stockholders under the Merger Agreement, as well as the fact that stockholders will receive the consideration all in cash, which provides certainty of value to the Company’s stockholders compared to stock or other forms of consideration;
•	The terms and conditions of the Merger Agreement including:
º	The ability of the Board of Directors, under certain circumstances, to furnish information to and conduct negotiations with third parties and, upon the payment of a termination fee of $1.463 million to ARCP and reimbursement of ARCP’s transaction expenses up to $500,000 in the aggregate, to terminate the Merger Agreement and accept a superior proposal;
º	The Board of Directors’ belief that the $1.463 million termination fee payable to ARCP, which amounts to approximately 2% of the transaction equity value, as well as reimbursement to ARCP of up to $500,000 for transaction expenses is reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a competing proposal; and
º	The limited conditions to ARCP’s obligation to complete the transaction, including the absence of a financing condition;

•	The Board, with the assistance of its legal and financial advisors, determined that based on ARCP’s existing relationship with the Company, third parties might be dissuaded from making proposals for strategic transactions in the absence of a definitive agreement to purchase the Company between ARCP and the Company and that knowledge of ARCP’s definitive terms to acquire the Company would encourage third parties to bid and thereby enhance stockholder value. As a result, the Board concluded that having a go-shop period following the execution and disclosure of the terms of the Merger Agreement was more likely to result in third parties making competitive bids than conducting a pre-signing solicitation;
•	The anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which any non-tendering stockholders will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;
•	The Board determined that in light of the Company’s limitations on future growth without the issuance of additional equity, the declining average remaining lease term of the Company’s properties, near-term maturity dates for the Company’s outstanding indebtedness and Charter provisions setting a February 1, 2016 deadline with respect to taking certain actions regarding a liquidity event, the timing for a transaction is advantageous; and
•	The Shares have limited liquidity as there is no public market for the Shares. The Transactions provide the Company’s stockholders with liquidity for their Shares at a price that represents a premium over the Company’s estimated per Share value of $6.55 as of December 31, 2013.

The Board also considered and discussed a number of risks, uncertainties and other countervailing factors in evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, including the following:

•	That, subsequent to the completion of the Merger, the Company would no longer exist as an independent public company and that the all-cash nature of the transaction would permanently foreclose the Company stockholders from participating in any future earnings or growth of the Company and from benefiting from any appreciation in value of the combined company following the Effective Time;
•	The potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed to conduct its business in the ordinary course, consistent with past practice, and not to take various actions without the prior written consent of ARCP;
•	The potential tax consequences to stockholders of an all cash transaction; and
•	The potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and Merger, as described in Item 3 above.

The Board believed that, in their totality, the potential benefits to Company stockholders of entering into the Merger Agreement upon the terms and conditions set forth therein outweighed the contemplated risks, and that agreeing to such terms was in furtherance of seeking to obtain for the Company stockholders the best possible deal price and deal terms available under the circumstances.

The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but it does set forth the principal factors considered by the Board. The Board reached the unanimous conclusion to approve (which approval included a separate approval by Ms. Ferracone in her capacity as independent director) the Merger Agreement in light of the various factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transactions and the complexity of these matters, the Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board. Rather, the Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of Financial Advisor

The Company retained Duff & Phelps to provide the Board of Directors with an opinion with respect to the fairness, from a financial point of view, to the Company’s public stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement. On March 17, 2014, Duff & Phelps rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of the Duff & Phelps’ written opinion dated the same date and in each case subject to the assumptions, qualifications and limiting conditions set forth therein and as of such date) with respect to the fairness, from a financial point of view, to the Company’s public stockholders of the Offer Price to be received by such public stockholders in the Offer and the Merger pursuant to the Merger Agreement.

Summary of Fairness Analysis

The full text of the written opinion of Duff & Phelps is attached as Annex A (the “Opinion”) and is incorporated herein by reference. The full text of the Opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the Opinion. The Opinion was addressed to the Board, was given solely with respect to the Merger and is not intended to be used, and may not be used, for any other purpose.

In connection with its Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•	reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2012 as filed with the SEC under an Annual Report on Form 10-K;
•	reviewed the Company’s unaudited financial statements for the nine month period ended September 30, 2013 as filed with the SEC under a Quarterly Report on Form 10-Q;
•	reviewed the Company’s draft internal financial statements for the fiscal year ended December 31, 2013;
•	reviewed the Company’s Current Report on Form 8-K filing with the SEC dated January 31, 2014;
•	reviewed internal Company documents relating to the current operations of the 39 properties in the Company’s portfolio (collectively, the “Subject Properties”), providing summary information on the Subject Properties including, but not limited to:
º	Company provided data regarding the size, year built, construction quality, and construction type;
º	Company provided data regarding lease summaries, capital improvement schedules, real estate taxes, and operating expense data;
º	Company provided balance sheet items such as cash and other assets as well as debt and other liabilities;
º	Company provided mortgage summaries and amortization schedules;

•	reviewed The Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013, prepared by the Real Estate Services Group of Duff & Phelps (the “2013 Appraisal Report”), subject to the limiting conditions set forth therein;
•	reviewed the March 16, 2014 draft of the Merger Agreement;
•	reviewed a letter dated March 17, 2014 from the management of the Company which made certain representations as to historical financial statements and the financial projections and the underlying assumptions for the Company and the Subject Properties;
•	discussed the information referred to above and the background and other elements of the Merger and the Subject Properties with the management of the Company;
•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including discounted cash flow analyses and direct capitalization analyses on a property level basis for the Subject Properties; and
•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the fairness, from a financial point of view, to the Company’s public stockholders of the Offer Price to be received by such public stockholders in the Offer and the Merger pursuant to the Merger Agreement, Duff & Phelps, with the Board’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;
•	relied upon the fact that the Board, the Company and ARCP have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;
•	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;
•	assumed that information supplied and representations made by Company management are substantially accurate regarding the Company, its subsidiaries, the Subject Properties and the Merger;
•	assumed that the representations and warranties made in the Merger Agreement are substantially accurate;
•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
•	assumed that, other than as disclosed to us by or on behalf of Company management in writing, there has been no material change in the assets, financial condition, business, or prospects of the Company, its subsidiaries or the Subject Properties since the date of the most recent financial statements and other information made available to Duff & Phelps;
•	assumed that all of the conditions required to implement the Merger will be satisfied as set forth in the Merger Agreement and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;
•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company, its subsidiaries or the Subject Properties; and
•	assumed that the general assumptions and limiting conditions in the 2013 Appraisal Report were incorporated therein.

To the extent that any of the foregoing assumptions on which the Opinion was based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon for any purpose. In its analysis and in connection with the preparation of its Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger and as to which Duff & Phelps does not express any view or opinion in its Opinion.

Duff & Phelps prepared its Opinion effective as of March 17, 2014. Its Opinion was necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they existed and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its Opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate the Company’s or any of its subsidiaries’ solvency or conduct a physical inspection of any specific assets or liabilities (contingent or otherwise), including the Subject Properties. Duff & Phelps had not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company or its subsidiaries, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are (and as of the date of the Opinion remained) the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Board or any other party with respect to alternatives to the Merger.

In rendering its Opinion, Duff & Phelps was not expressing any opinion as to the market price of the common stock, equity interests in any subsidiary of the Company, or Subject Properties (or anything else) after the announcement of the consummation of the Merger (or any other time). The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or any of its subsidiaries’ credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter (including but not limited to any encumbrances relating to any Subject Property).

In rendering its Opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or its subsidiaries’ officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of the Company in the Merger, or with respect to the fairness of any such compensation.

The Opinion was furnished for the use and benefit of the Board in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. The opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Board or any stockholder should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, and (iv) does not indicate that the consideration paid is the best possibly attainable under any circumstances; instead, it merely states whether the consideration paid is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based.

Duff & Phelps was engaged by the Board of Directors to advise the Board of Directors. The Board of Directors relied upon the Opinion as one of the many factors the Board of Directors considered in determining that the Offer and the Merger are in the best interests of the Company’s stockholders and to recommend that all holders of the Company’s common stock tender their shares in the Offer. Duff & Phelps believes that stockholders should rely only on the recommendation of the Board of Directors when making a decision to tender their shares of common stock in the Offer. The Board of Directors is obligated to the Company to perform according to the statutory standard of care set forth in the Maryland General Corporation Law and, in certain circumstances, owes stockholders fiduciary duties of candor and maximization of stockholder value. Duff & Phelps may assert the substance of the disclaimers set forth herein as a defense to stockholder claims that might be brought against it under applicable state law, however Maryland law, to the extent that it would govern such a claim, has not directly addressed the availability of such a defense and the issue ultimately would have to be resolved by a court of competent jurisdiction. Regardless, the availability or non-availability of such a defense would have no effect on the standard of care and other legal duties of the Board of Directors under Maryland law, or the rights and responsibilities of the Board of Directors or Duff & Phelps under the federal securities laws.

The Opinion was only one of the many factors considered by the Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board.

Valuation Analysis

Valuation Theory

In traditional valuation theory, the three approaches to estimating the value of an asset are the Cost Approach, Sales Comparison Approach, and Income Capitalization Approach. Each approach assumes valuation of each Subject Property at such Subject Property’s highest and best use. From the indications of these analyses, an opinion of value is reached based upon expert judgment within the outline of the appraisal process. In its analysis, Duff & Phelps considered the income approach as its primary indicator of value, with secondary consideration given to a survey of comparable sales data.

Income Capitalization Approach

The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income developed in the analysis is the balance of potential income remaining after vacancy and collection loss, and operating expenses. This net income is then capitalized at an appropriate rate to derive an estimate of value or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps are involved: (1) estimating the net income applicable to the subject and (2) choosing appropriate capitalization rates and discount rates. The appropriate rates are ones that will provide both a return on the investment and a return of the investment over the life of the particular property.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Each appraisal approach to value is utilized as a check to the other. Inherent in each is an interpretation of market conditions as they affect each Subject Property. The quality and the quantity of the data in each approach are considered, along with the relevance of each to each Subject Property. For this analysis, Duff & Phelps considered the income approach as its primary indication of value. Duff & Phelps has additionally gathered comparable sales throughout the various subject markets as secondary support for its value estimate.

Income Capitalization Approach

The income capitalization approach is based on the premise that value is created by the expectation of future benefits. Duff & Phelps estimated the present value of those benefits to derive an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive them as of the valuation date.

This approach requires an estimation of the net operating income of a Subject Property. The estimated net operating income is then converted to a value indication by use of either the direct capitalization method or the discounted cash flow analysis.

The discounted cash flow analysis (“DCF”) focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income projected in the early years more heavily than the income and the sale proceeds to be received later.

Direct capitalization uses a single year's stabilized net operating income as a basis for a value indication. It converts estimated “stabilized” annual net operating income to a value indication by dividing the income by a capitalization rate. The rate chosen includes a provision for recapture of the investment and should reflect all factors that influence the value of the property, such as tenant quality, property condition, neighborhood change, market trends, interest rates and inflation. The rate may be inferred from local market transactions or, when transaction evidence is lacking, obtained from trade sources.

The DCF method is a commonly used valuation methodology for the analysis of investment properties with multiple leases particularly leases with cancellation clauses or renewal options, and especially in volatile markets. The direct capitalization method is a commonly used valuation methodology for properties with relatively stable operating histories and expectations.

Methodology

Duff & Phelps considered the income approach as the primary indicator of value. For income-producing properties, such as the Subject Properties, this approach was considered to be the most comprehensive and accurate in developing an estimate of market value.

•	Duff & Phelps utilized the direct capitalization method for properties with more than 10 years remaining on their leases.
•	Duff & Phelps utilized the discounted cash flow approach for the properties that required two valuation scenarios (12 properties) as well as properties that have lease expiration within the next 10 years.

In addition to the income approach, Duff & Phelps compiled relevant comparable sales data in order to provide secondary support for its value estimate.

Direct Capitalization Method

Duff & Phelps completed a direct capitalization method of analysis for the Subject Properties that have more than 10 years of lease term remaining. The steps involved in capitalizing such Subject Properties’ net operating income are as follows:

•	Develop the Subject Properties’ Potential Gross Income (“PGI”) through analysis of the subject’s actual historic income and an analysis of competitive current market income rates.
•	Estimate and deduct vacancy and collection losses from PGI to develop the Effective Gross Income (“EGI”).
•	Develop and subtract operating expenses from EGI to derive the Net Operating Income (“NOI”).
•	Develop the appropriate going-in or overall capitalization rate (Ro).
•	Divide the net operating income by the capitalization rate for an estimate of value through the direct capitalization approach.

Discounted Cash Flow Method

Duff & Phelps completed a discounted cash flow method of analysis for the Subject Properties that have less than 10 years of lease term remaining or are in negotiation with the Company to alter their rent/lease term. The discounted cash flow method involves the following steps:

•	Estimate the Subject Properties’ PGI through an analysis of such Subject Properties’ actual historic income and an analysis of competitive market rental rates.
•	Estimate and deduct vacancy and collection losses from PGI to develop the EGI.
•	Develop and subtract operating expenses from EGI to derive the NOI.

•	Estimate and deduct capital costs (i.e., tenant improvements, leasing commissions, capital repairs and replacements) from the NOI to derive the cash flow.
•	Develop the appropriate discount (Yo) and terminal capitalization (Rt) rates.
•	Convert the cash flow and reversion into present value using the discount rate.

In applying the DCF method, Duff & Phelps estimated the operating results over a hypothetical stabilized holding period and assumed such Subject Properties would be sold at the end of following year for a price calculated by capitalizing the projected following year's net income. The cash flows were then discounted at a rate reflective of current market conditions, bearing in mind the investment characteristics of such Subject Properties.

Valuation Considerations and Assumptions

Leased Status of the Subject Properties

•	The Subject Properties are encumbered by net leases. All leases are net of operating expenses (“CAM”) and real estate taxes but only the triple net leases require tenants to pay for structural repairs (e.g., parking lots, roof, etc.).
•	Contractual renewal options were indicated for many of the properties. Fixed rate renewal options were tested against prevailing market rates at the time they would be exercised to determine if any of the renewal options were significantly below market rates, which would be economically compelling to the tenant to exercise the option. The options have been analyzed on a case-by-case basis with those having below market options being modeled as though they will be exercised.

Market Rent Analysis

•	The factors Duff & Phelps considered in determining market rental rates were:
º	Current contract rent levels at the Subject Properties;
º	Recently signed leases at the Subject Properties;
º	Asking rates at competitive properties; and
º	Current contract rents and recently signed leases at comparable properties.

Market Rent Estimate

•	The market rental rates for the Subject Properties were estimated from market data that was gathered specific to each of the properties. Market rental rates include escalations as estimated based on Duff & Phelps’ research. The market rental rate estimates were based on a net effective rate; thus, additional concessions were not applied.
•	Any leases that were recently signed were also considered in the analysis of a market rent estimate.
•	Duff & Phelps notes that some of the in place leases were determined to be above market levels. For the purposes of the analysis, Duff & Phelps assumed that the current in place lease will be paid through the original term.

Reimbursements

•	The Subject Properties operate under double net and triple net leases. All leases are CAM and real estate taxes but only the triple net leases require tenants to pay for structural repairs (parking lots, roof, etc.). All future speculative leases were been modeled on a double net basis with the landlord being responsible for structural repairs via a reserve allowance.

Vacancy and Collection Loss

•	General vacancy and collection loss was not applied in Duff & Phelps’ analysis. As these are single-tenant net leased properties, market participants typically do not apply vacancy or collection loss. The risk of vacancy or collection losses was accounted for in the discount and capitalization rate assumptions.

Expense Analysis

•	In estimating operating expenses for the Subject Properties, Duff & Phelps relied upon historical and projected real estate taxes provided by property management. In the absence of sufficient historical or projected operating expenses at the property level, market data, such as expense levels at comparable properties or survey data, was utilized in order to estimate operating expenses. Each item of expense was analyzed, and Duff & Phelps developed an opinion of a level of expense that it believed a typical investor would consider reasonable. Duff & Phelps made its expense projections on a calendar basis beginning January 1, 2014.

Capital Improvements

•	The Company provided Duff & Phelps with a schedule of planned capital expenditures that have been modeled in the property specific cash flow models. Reserves for replacement were included in the analysis based on the structure of the lease. For example, in absolute triple net lease structures, where the lessor has no capital responsibilities, the reserve was modeled; however, it is reimbursed by the tenant. Reserves for double net lease structures were modeled as non-reimbursable. The amount of the reserve was based on property type and condition.

Operating Statement

•	In estimating the Subject Properties’ pro forma operating cash flow, the operating history and budgets were analyzed by Duff & Phelps, as appropriate.

Discount Rates and Capitalization Rates

•	Duff & Phelps applied appropriate discount and capitalization rates to the projections to determine the value of each Subject Property.
•	Discount rates were estimated for individual Subject Properties. Duff & Phelps notes that several Subject Properties have above market rents and in these instances. Duff & Phelps accounted for above market rents in the discount rate selections.
•	Duff & Phelps considered market extracted overall capitalization rates, overall capitalization rates extracted from investor surveys, the Band of Investments, and the Debt Service Coverage ratio techniques in developing an overall capitalization rate conclusion.

While Duff & Phelps did not primarily employ the sales comparison approach in its valuation approach, Duff & Phelps analyzed recent comparable sales data when appropriate to reflect current local market conditions throughout the analysis.

Valuation Summary

Duff & Phelps estimated the fair market values of the Subject Properties using the income capitalization approach (using the direct capitalization method and the discounted cash flow method). The following table shows the results of Duff & Phelps’ analysis displayed in a range.

Subject Properties Valuation
				Duff & Phelps Range of Values
Tenant	Property Address	City	State	Low	High
Walgreens	5202 Almeda Dr.	Houston	TX	$2,580,000	$2,780,000
Walgreens	400 West 23rd St.	Lawrence	KS	$3,090,000	$3,330,000
Rite Aid	3060 Thomas St.	Memphis	TN	$2,330,000	$2,450,000
Rite Aid	1560 Parkman Rd. NW	Warren	OH	$3,550,000	$3,800,000
Walgreens	1201 Camp Jackson Rd.	Cahokia	IL	$1,500,000	$1,610,000
Walgreens	15609 Lakeshore Blvd	Cleveland	OH	$2,400,000	$2,590,000
Lowe's	2111 Fair Park Blvd.	Jonesboro	AR	$10,370,000	$11,290,000
Lowe's	3620 Emmett F Lowry Expy	Texas City	TX	$12,050,000	$12,950,000
CVS	900 North J.K. Powell Blvd.	Whiteville	NC	$2,980,000	$3,240,000
Rite Aid	713 Broadway	Bangor	ME	$3,880,000	$4,150,000
Tractor Supply	541 W. Reservoir Rd.	Woodstock	VA	$2,890,000	$3,090,000
Sherwin-Williams	2375 West Prospect Rd.	Ashtabula	OH	$850,000	$910,000
Sherwin-Williams	4040 South Ave.	Boardman	OH	$1,020,000	$1,100,000
Sherwin-Williams	1902 North Wayne St.	Angola	IN	$1,230,000	$1,330,000
Apria Healthcare	7353 Company Dr.	Indianapolis	IN	$5,190,000	$5,780,000
Gander Mountain	19820 Hempstead Rd.	Houston	TX	$13,790,000	$15,280,000
CVS	20601 FM 1431	Lago Vista	TX	$6,050,000	$6,580,000
Rite Aid	2460 George Washington Mem Hwy	Hayes	VA	$3,730,000	$4,230,000
Rite Aid	4010 Anderson Mill Rd.	Spartanburg	SC	$4,590,000	$5,200,000
Rite Aid	6414 State Park Rd.	Travelers Rest	SC	$4,220,000	$4,790,000
CVS	11115 East U.S. Hwy 24	Independence	MO	$3,980,000	$4,280,000
Rite Aid	1696 Middle Tennessee Blvd.	Murfreesboro	TN	$2,520,000	$2,770,000
Rite Aid	1334 Windrim Ave.	Philadelphia	PA	$3,450,000	$3,680,000
CVS	603 South Cedar Ridge Dr.	Duncanville	TX	$3,390,000	$3,640,000
CineMagic Theatre	2171 Superior Drive NW	Rochester	MN	$2,860,000	$3,160,000
Rite Aid	8130 Ohio River Rd.	Wheelersburg	OH	$1,940,000	$2,070,000
Tractor Supply	5525 US HWY 60 W	Paducah	KY	$2,150,000	$2,300,000
Rite Aid	1502 Executive Dr.	St. Mary’s	OH	$2,880,000	$3,260,000
Tractor Supply	3300 Veterans Outer Loop	Glasgow	KY	$2,490,000	$2,670,000
BestBuy	3040 N. Gloster St.	Tupelo	MS	$2,630,000	$2,900,000
Conn's	747 NE Loop 820	Hurst	TX	$2,490,000	$2,750,000
Conn's	11101 Pecan Park Blvd.	Austin	TX	$3,980,000	$4,390,000
Conn's	2531 West Anderson Ln.	Austin	TX	$3,690,000	$3,960,000
Vanguard Car Rental	3600 Naturally Fresh Blvd.	College Park	GA	$12,150,000	$13,650,000
Rite Aid	226 Parker Farm Rd.	Buxton	ME	$2,210,000	$2,360,000
Tractor Supply	5235 SW Topeka Blvd	Topeka	KS	$2,440,000	$2,700,000
AutoZone	958 North Bridge St	Yorkville	IL	$1,880,000	$2,020,000
Dollar General	906 South Park Dr	Broken Bow	OK	$1,810,000	$1,940,000
Sunoco	1760 East Merritt Island Cswy	Merritt Island	FL	$3,090,000	$3,320,000
Total				$150,320,000	$164,300,000

Valuation Conclusion

Duff & Phelps compared the range of value for 100% of the common stock of the Company to the value of the consideration to be paid by ARCP. Based on Duff & Phelps’ analysis, and as set forth in the Opinion (and subject to the assumptions, qualifications and limitations set forth therein), the consideration to be paid by ARCP in the Merger is fair from a financial point of view to the public stockholders of the Company.

Conclusion
	Low	High	Proposed Transaction
Total Value of Subject Properties	$150,320,000	$164,300,000
Plus: Additional Assets
Cash and cash equivalents(1)	652,000	652,000
Restricted cash(1)	2,327,034	2,327,034
Rents and tenant receivables, prepaid expenses and other assets(1)	282,897	282,897
Total Assets	$153,581,931	$167,561,931
Less: Liabilities
Accounts payable and accrued expenses(1)(2)	(662,000)	(662,000)
Due to affiliates(1)	(38,984)	(38,984)
Shareholder distributions payable(1)	(428,562)	(428,562)
Mortgages/notes payable balance on December 31, 2013(1)	(85,906,077)	(85,906,077)
Deferred rental income(1)	(516,871)	(516,871)
Adjustment of debt to market(3)	(2,694,704)	(2,694,704)
Total Liabilities	$(90,247,198)	$(90,247,198)
Net Asset Value (NAV)	$63,334,732	$77,314,732	$73,159,395
Number of outstanding shares(1)	10,090,951	10,090,951	10,090,951
NAV Per Share	$6.28	$7.66	$7.25

(1)	Per draft internal balance sheet as of December 31, 2013, provided by Company management.
(2)	Includes accrued interest.
(3)	In determining the adjustment of debt to market value, Duff & Phelps estimated market interest rates per property by considering the leverage, property type and weighted average years to maturity of the outstanding debt to estimate the spread from the stated interest rate.

Miscellaneous

The issuance of Duff & Phelps’ opinion was approved by its fairness opinion review committee.

The Board of Directors selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, Employee Stock Ownership Plan and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

The Board of Directors did not undertake its own valuation analysis and instead relied upon and adopted Duff & Phelps’ fairness analysis as one of the bases for the Board of Directors’ fairness determination.

ITEM 5. PERSON/ASSETS, EMPLOYED, COMPENSATED OR USED.

Duff & Phelps was retained to provide the Board of Directors with an opinion with respect to the fairness, from a financial point of view, to the stockholders of the Offer Price to be received by such holders in the Offer and Merger pursuant to the Merger Agreement. Pursuant to an engagement letter dated March 10, 2014 (the “Engagement Letter”), the Company agreed to pay (and has paid) Duff & Phelps professional fees of $250,000, comprised of a nonrefundable retainer of $125,000 that was payable upon execution of the engagement and $125,000 payable upon Duff & Phelps informing the Company that it was prepared to deliver the Opinion. In connection with the engagement of Duff & Phelps, Duff & Phelps Securities, LLC, an affiliate of Duff & Phelps, was engaged under the Engagement Letter to provide certain investment banking service in connection with the solicitation of alternative transactions during the go-shop period. The Company agreed to pay Duff & Phelps Securities, LLC $75,000 payable after the expiration of the Merger Agreement’s go-shop period, which is on April 16, 2014 (as it may be amended). In the event a transaction is consummated with a third-party (other than ARCP and its affiliates) solicited by Duff & Phelps during the go-shop period, the

Company will also pay Duff & Phelps Securities, LLC a cash fee equal to 5% of the amount by which the purchase price per share of the Company’s common stock exceeds $7.25 multiplied by the number of Shares acquired for cash as of the closing of such transactions. The Company has also agreed to reimburse certain of Duff & Phelps’ expenses and to indemnify Duff & Phelps and certain related parties for certain liabilities relating to or arising out of its engagement.

ARCP has retained CCC to act as the Information Agent in connection with the Offer. It will reimburse the Information Agent for its incurred expenses, but will not pay any additional compensation for these services and ARCP has agreed to indemnify CCC against certain liabilities in connection with its services, including liabilities under the federal securities laws.

Duff and Phelps conducted appraisal services for ARCP in connection with ARCP’s review of the property portfolio of CapLease, Inc., for which ARCP paid Duff and Phelps for its expenses incurred in connection with its services, and will indemnify Duff & Phelps against certain liabilities arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has, or currently intends, to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Transactions (including, the Offer), except that such solicitations or recommendations may be made by directors and officers of the Company, for which no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Shares have been effected during the past 60 days prior to the date hereof by the Company, or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company except that on February 7, 2014, Mr. Schorsch, as a result of the Cole Merger, indirectly acquired 1,000 Shares by virtue of his indirect beneficial ownership interest in ARC Properties Operating Partnership, L.P, a subsidiary of ARCP.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the Exhibits hereto) or as incorporated herein by reference, the Company is not undertaking or engaged in any negotiation or response to the Offer that relates to, or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the Exhibits hereto) or as incorporated herein by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

(a) Golden Parachute Compensation

The Company does not directly compensate its executive officers. The Company does not have any agreement or understandings with its executive officers, whether present, deferred or contingent that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the Company.

Appraisal Rights.

Pursuant to Article V, Section 5.4 of the Charter, the Company’s stockholders are not entitled to exercise any rights of an “objecting stockholder” provided under Title 3, Subtitle 2 of the MGCL unless the Board shall determine that such rights apply. The Company’s stockholders do not have appraisal rights or dissenters’ rights in connection with the Offer and will not have appraisal rights in connection with the Merger.

Anti-Takeover Statutes

Maryland Business Combination Act

The Purchaser and ARCP will not become an “interested stockholder” pursuant to the Maryland Business Combination Act (“MBCA”) because the Board approved the Offer and the Merger. The Merger Agreement further provides, among other things, that the Board has declared advisable and approved the Offer and the Merger, subject to any required stockholder approval, and exempted during the term of the Merger Agreement, the Offer and the Merger from the restrictions imposed by the MBCA.

The MBCA would otherwise apply to the Offer, the Merger or any other “business combination” (as defined in the MBCA) involving Purchaser or ARCP (and any of ARCP’s subsidiaries) and the Company. If the MBCA applied to the Merger, it could significantly delay Purchaser’s or ARCP’s (and any of ARCP’s subsidiaries’) ability to acquire the entire equity interest in the Company. The MBCA, in general, prevents an “interested stockholder” (generally, a stockholder beneficially owning 10% or more of a corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation’s outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

Maryland Control Share Acquisition Act.

Pursuant to Article II, Section 11 of the Company’s Amended and Restated Bylaws, Title 3, Subtitle 7 of the MGCL, common known as the Maryland Control Share Acquisition Act (“MCSAA”), shall not apply to any acquisition of shares of the Company by any affiliate of Cole Capital Advisors, Inc. As affiliates of Cole Capital Advisors, Inc., the MCSAA will not apply to Purchaser or ARCP. The MSCAA generally provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

Required Approval

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MGCL. If Purchaser holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended), subject to the satisfaction or waiver of certain conditions, the Company will merge with and into the Purchaser under the “short-form” merger provisions of Section 3-106 of the MGCL, without prior notice to, or any action by, any other stockholder of the Company. If Purchaser holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Maryland law, of stockholders of the Company holding a majority of the outstanding shares entitled to vote as a group or class on the Merger will be required under the MGCL to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own at least a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable Top-Up Option to purchase at a price per Share equal to the Offer Price up to that number of Top-Up Option Shares from the Company, that when added to the number of Shares owned by ARCP and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of the Top-Up Option Shares, the Short-Form Threshold would be reached (after giving effect to the issuance of the Top-Up Option Shares).

The Top-Up Option may be exercised, in whole but not in part, at any one time by Purchaser after the Acceptance Date and prior to the earliest to occur of (i) the close of business of the 5th business day after the Acceptance Date, (ii) the Effective Time and (iii) termination of the Merger Agreement.

The purchase price for the Top-Up Option Shares will be paid by Purchaser as follows: either (i) entirely in cash or (ii) by issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option.

If, following the Offer, with or without the exercise of the Top-Up Option, Purchaser owns at least 90% of the issued and outstanding Shares, Purchaser, ARCP and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of holders of Shares in accordance with Section 3-106 of the MGCL.

This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Effective Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by ARCP and Purchaser. All of the materials related to the Offer (and all other Offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)	Offer to Purchase, dated March 31, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Purchaser and ARCP on March 31, 2014, (the “Schedule TO”)).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser and ARCP on March 31, 2014).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser and ARCP on March 31, 2014).
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser and ARCP on March 31, 2014).
(a)(5)	Form of Summary Advertisement as published in the Wall Street Journal on March 31, 2014 (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by Purchaser and ARCP on March 31, 2014).
(a)(6)	Letter to Stockholders of the Company dated March 31, 2014.*
(a)(7)	Letter to Stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc. dated April 11, 2014 (incorporated by reference to Amendment No. 2 to Schedule TO/A filed by Merger Sub and ARCP on April 11, 2014).

(a)(8)	Reminder to Stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014 (incorporated by reference to Amendment No. 2 to Schedule TO/A filed by Merger Sub and ARCP on April 11, 2014).
(c)(1)	Opinion of Duff & Phelps, LLC (incorporated herein by reference to Annex A hereto).
(c)(2)	Duff & Phelps Draft Fairness Analysis dated March 17, 2014.***
(e)(1)	Merger Agreement, dated March 17, 2014 among ARCP, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 21, 2014).
(e)(2)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among the Company, ARCP and Purchaser.*
(e)(3)	Confidentiality Agreement, dated March 11, 2014 between the Company and ARCP.*
(e)(4)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on March 13, 2014).
(e)(5)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 19, 2013 filed by the Company with the SEC on April 19, 2013.**
(e)(6)	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC effective as of March 31, 2014.**

*	Previously filed.
**	Incorporated by reference as provided in Item 3 hereto.
***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Dated: April 11, 2014

Cole Credit Property Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr. D. Kirk McAllaster, Jr. Executive Vice President, Chief Financial Officer and Treasurer

ANNEX A

Confidential

Board of Directors Cole Credit Property Trust, Inc. 2325 East Camelback Road Suite 1100 Phoenix, AZ 85016	March 17, 2014
Ladies and Gentlemen:

Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors of the Company (the “Board of Directors”) and to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, of the consideration to be paid by American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to the public stockholders of the Company in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular stockholder of the Company other than solely in its capacity as a stockholder of the Company).

Description of the Proposed Transaction

The proposed transaction involves a two-step merger transaction that results in the acquisition by ARCP of all of the issued and outstanding shares of common stock of the Company (the “Proposed Transaction”). The Proposed Transaction is to be consummated in accordance with an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company, ARCP and Desert Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of ARCP (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (a) ARCP will cause Merger Sub to commence a tender offer to purchase all of the issued and outstanding shares of common stock of the Company at a price per share, to be paid in cash, of $7.25 (the “Offer Price”) and (b) upon the tender of at least a majority of the Company’s shares of common stock in the tender offer, the Company and Merger Sub will merge, with each share of the Company’s common stock being converted into the right to receive the Offer Price. Following the merger, the surviving entity will be a wholly-owned subsidiary of ARCP.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:
a.	The Company’s audited financial statements for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission (“SEC”) under Form 10-K;
b.	The Company’s unaudited financial statements for the nine month period ended September 30, 2013 as filed with the SEC under Form 10-Q;
c.	The Company’s draft internal financial statements for the fiscal year ended December 31, 2013;
d.	The Company’s Form 8-K filing with the SEC dated January 31, 2014;

e.	Internal Company documents relating to the current operations of the 39 properties in the Company’s portfolio (collectively, the “Subject Properties”), providing summary information on the Subject Properties including, but not limited to:
i.	Company provided data regarding the size, year built, construction quality, and construction type;
ii.	Company provided data regarding lease summaries, capital improvement schedules, real estate taxes, and operating expense data;
iii.	Company provided balance sheet items such as cash and other assets as well as debt and other liabilities;
iv.	Company provided mortgage summaries and amortization schedules;
v.	The Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013 prepared by the Real Estate Services Group of Duff & Phelps, LLC (the “2013 Appraisal Report”) subject to the limiting conditions set forth therein;
vi.	The March 16, 2014 draft of the Merger Agreement; and
vii.	A letter dated March 17, 2014 from the management of the Company which made certain representations as to historical financial statements and the financial projections and the underlying assumptions for the Company and the Subject Properties;
2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction and the Subject Properties with the management of the Company;
3.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including discounted cash flow analyses and direct capitalization analyses on a property level basis for the Subject Properties; and
4.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;
2.	Relied upon the fact that the Board of Directors, the Company and ARCP have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;
4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company, its subsidiaries, the Subject Properties and the Proposed Transaction;
5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;
6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that, other than as disclosed to us by or on behalf of Company management in writing, there has been no material change in the assets, financial condition, business, or prospects of the Company, its subsidiaries or the Subject Properties since the date of the most recent financial statements and other information made available to Duff & Phelps;
8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied as set forth in the Merger Agreement and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;
9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, its subsidiaries or the Subject Properties; and
10.	Assumed that the general assumptions and limiting conditions in the 2013 Appraisal Report are incorporated herein.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s or any of its subsidiaries’ solvency or conduct a physical inspection of any specific assets or liabilities (contingent or otherwise), including the Subject Properties. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or its subsidiaries, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are (and as of the date of this Opinion remain) the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the common stock, equity interests in any subsidiary of the Company, or Subject Properties (or anything else) after the announcement of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or any of its subsidiaries’ credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter (including but not limited to any encumbrances relating to any Subject Property).

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or its subsidiaries’ officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction or any related transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration paid is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, Duff & Phelps Securities, LLC and the Company dated March 10, 2014 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Board of Directors that it is prepared to deliver its Opinion. In connection with the engagement under the Engagement Letter, Duff and Phelps Securities, LLC, an affiliate of Duff & Phelps, LLC, has been engaged to provide certain investment banking services in connection with the Proposed Transaction. Other than these engagements under the Engagement Letter, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated, other than the engagement in connection with the 2013 Appraisal Report. For this prior engagement, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the consideration to be paid by ARCP in the Proposed Transaction is fair from a financial point of view to the public stockholders of the Company (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC